# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZO BIOCHEM INC, CIK 0000316253
CUSIP: 294100102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735
Date of event which requires filing of this statement: 06/23/2025
Amends the filing with accession number 0000921895-23-001116
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 430,000; sole dispositive power 0; shared dispositive power 430,000; aggregate amount beneficially owned 430,000 (0.8% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 4,390,882; shared voting power 430,000; sole dispositive power 4,390,882; shared dispositive power 430,000; aggregate amount beneficially owned 4,820,882 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ENZO BIOCHEM INC
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 430,000 Shares directly owned by the Radoff Foundation is approximately $1,427,845, including brokerage commissions.

4,155,600 of the Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of such Shares purchased by Mr. Radoff is approximately $13,026,662, including brokerage commissions. In his capacity as a director of the Issuer, Mr. Radoff has also been awarded 378,179 restricted stock units ("RSUs"), 235,282 of which have vested as of the date hereof. The remainder of Mr.Radoff's RSUs vest as described in Item 6 hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bethpage Parent, Inc., a Delaware corporation ("Parent"), and Bethpage Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to and subject to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation of the merger (the "Merger") and a wholly owned subsidiary of Parent, as more fully described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2025.

Concurrently with the execution of the Merger Agreement, Mr. Radoff, solely in his capacity as a shareholder of the Issuer, and certain other parties entered into separate voting and support agreements (each, a "Voting and Support Agreement") in favor of Parent and Merger Sub. Under the terms of the Voting and Support Agreement, Mr. Radoff has agreed to vote all of his Shares in favor of the Merger and the adoption of the Merger Agreement and against any alternative transaction proposal. In addition, Mr. Radoff has agreed not to take certain actions, including (i) transferring any Shares (subject to certain exceptions), (ii) granting any proxies or powers of attorney or (iii) exercising any dissenters' rights with respect to the Merger. The Voting and Support Agreement terminates in certain circumstances, including, among others, upon the valid termination of the Merger Agreement in accordance with its terms (subject to certain limited exceptions) and by written agreement of Parent and each securityholder party thereto.

The foregoing description of the Voting and Support Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Voting and Support Agreement, which is attached hereto as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,432,129 Shares outstanding as of June 19, 2025, which is the total number of Shares outstanding as reported in the Merger Agreement attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 430,000 Shares, constituting approximately 0.8% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 4,390,882 Shares, constituting approximately 8.4% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed the beneficial owner of the 430,000 Shares owned by the Radoff Foundation, which together with the 4,390,882 Shares he directly owns, constitutes an aggregate of 4,820,882 Shares beneficially owned by Mr. Radoff, constituting approximately 9.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 23, 2025, Mr. Radoff, Parent and Merger Sub entered into the Voting and Support Agreement as defined and described in Item 4 above.

Mr. Radoff has been awarded 378,179 RSUs in his capacity as a director of the Issuer, 235,282 of which have vested as of the date hereof. Mr. Radoff's remaining 142,897 RSUs vest upon the earlier of (i) January 16, 2026 or (ii) a change of control event.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Voting and Support Agreement (incorporated by reference to Ex. 10.2 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 24, 2025).

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (06/25/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (06/25/2025)